Exhibit 99.1



Opening doors to the future®

Press Release

DENVER, CO – July 30, 2024

Contact: Trent Trujillo
Email: ttrujillo@udr.com

UDR ANNOUNCES SECOND QUARTER RESULTS
AND RAISES FULL-YEAR 2024 GUIDANCE RANGES

UDR, Inc. (the "Company") (NYSE: UDR), announced today its second quarter 2024 results. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter ended June 30, 2024 are detailed below.

Metric	Quarter Ended June 30				
	2Q 2024 Actual	2Q 2024 Guidance	2Q 2023 Actual	$ Change vs. Prior Year Period	% Change vs. Prior Year Period
Net Income per diluted share	$0.08	$0.13 to $0.15	$1.05	($0.97)	(92%)
FFO per diluted share	$0.60	$0.60 to $0.62	$0.63	($0.03)	(5%)
FFOA per diluted share	$0.62	$0.60 to $0.62	$0.61	$0.01	2%
AFFO per diluted share	$0.55	$0.53 to $0.55	$0.55	$0.00	0%

- Same-Store ("SS") results, with concessions reflected on a straight-line basis, for the second quarter 2024 versus the second quarter 2023 and the first quarter 2024 are summarized below.

SS Growth / (Decline)	Year-Over-Year ("YOY"): 2Q 2024 vs. 2Q 2023	Sequential: 2Q 2024 vs. 1Q 2024
Revenue	2.5%	0.6%
Expense	3.7%	(1.5%)
Net Operating Income ("NOI")	2.0%	1.6%

- During the second quarter, the Company completed the development of 101 N. Meridian, a $134.0 million, 330-home apartment community in Tampa, FL.

- Subsequent to quarter-end, the Company,

  - Funded $25.9 million and is under contract to fund an additional $9.1 million as part of a preferred equity DCP portfolio investment at a 10.75 percent rate of return in four stabilized communities in Portland, OR as part of a recapitalization.

  - Received a $17.2 million partial paydown of its preferred equity DCP investment in Vernon Boulevard, a 534-home apartment community recently developed in Queens, NY.

  - Earned the distinction of being a 2024 National Top Workplaces winner in the Real Estate Industry.

"Strong employment growth and relative affordability compared to other forms of housing translated into near-record-high absorption for the industry in the first half of the year, leading to results that met the high-end of our FFOA per share expectations," said Tom Toomey, UDR's Chairman and CEO. "Supported by more robust pricing power than anticipated, the strength of our operating platform, and an innovative culture that continues to generate value-creating initiatives, we are raising full-year 2024 FFOA per diluted share and same-store growth guidance expectations to reflect our strong positioning in the marketplace."

Outlook[1]

As shown in the table below, the Company has established the following guidance ranges for the third quarter of 2024 and has updated its previously provided full-year 2024 Net Income per diluted share, FFO per diluted share, FFOA per diluted share, AFFO per diluted share, and Same-Store growth guidance ranges.

	3Q 2024 Outlook	2Q 2024 Actual	Updated Full-Year 2024 Outlook	Prior Full-Year 2024 Outlook	Full-Year 2024 Midpoint (Change)
Net Income per diluted share	$0.08 to $0.10	$0.08	$0.35 to $0.43	$0.33 to $0.45	$0.39 (unch)
FFO per diluted share	$0.60 to $0.62	$0.60	$2.38 to $2.46	$2.36 to $2.48	$2.42 (unch)
FFOA per diluted share	$0.61 to $0.63	$0.62	$2.42 to $2.50	$2.38 to $2.50	$2.46 (+$0.02)
AFFO per diluted share	$0.54 to $0.56	$0.55	$2.16 to $2.24	$2.12 to $2.24	$2.20 (+$0.02)
YOY Growth: concessions reflected on a <u>straight-line basis</u>:					
SS Revenue	N/A	2.5%	1.00% to 3.00%	0.00% to 3.00%	2.00% (+0.50%)
SS Expense	N/A	3.7%	4.00% to 6.00%	4.25% to 6.25%	5.00% (-0.25%)
SS NOI	N/A	2.0%	(0.25)% to 1.75%	(1.75)% to 1.75%	0.75% (+0.75%)

[1] Additional assumptions for the Company's third quarter and full-year 2024 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per share to FFO per share, FFOA per share, and AFFO per share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Operating Results

In the second quarter, total revenue increased by $10.8 million YOY, or 2.7 percent, to $415.3 million. This increase was primarily attributable to growth in revenue from Same-Store communities.

"Occupancy, effective new lease rate growth, resident retention, and other income growth all exceeded our second quarter expectations, leading to strong Same-Store revenue results," said Mike Lacy, UDR's Senior Vice President of Operations. "As we begin the third quarter, market rents are following a typical seasonal trajectory and have stabilized following sequential growth through mid-June. We remain optimistic on our forward growth prospects as concessions are stable, resident retention continues to improve, other income growth is robust in the high-single-digit range, and effective renewal lease rate growth for July and August has increased to the 4.5 percent to 5.0 percent range, helping to offset some seasonal slowing in effective new lease rate growth."

Summary of First Quarter 2024, Second Quarter 2024, and July 2024 Residential Operating Trends[1]

	As of July 29, 2024		
Same-Store Metric	1Q 2024 as reported	2Q 2024 as reported	Jul 2024
Weighted Average Physical Occupancy	97.1%	96.8%	96.2% to 96.3%
Effective Blended Lease Rate Growth[2]	0.8%	2.4%	2.3% to 2.5%
Effective New Lease Rate Growth	(2.5)%	0.5%	(0.9)% to (0.6)%
Effective Renewal Lease Rate Growth	3.8%	3.9%	4.9% to 5.0%

[1] Metrics are as of July 29, 2024 for the Company's Same-Store residential portfolio and are subject to change.

[2] The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of (a) Effective New Lease Rate Growth and (b) Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level new and in-place demand trends. Please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement for additional details.

In the tables below, the Company has presented YOY, sequential, and year-to-date ("YTD") Same-Store results by region, with concessions accounted for on a straight-line basis.

Summary of Same-Store Results in the Second Quarter 2024 versus the Second Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	2.6%	1.9%	2.9%	31.0%	96.6%	0.2%
Mid-Atlantic	3.8%	3.5%	4.0%	20.6%	97.1%	0.2%
Northeast	3.8%	5.1%	3.2%	18.5%	97.2%	0.1%
Southeast	0.8%	1.8%	0.4%	14.1%	96.6%	0.3%
Southwest	0.2%	5.6%	(2.8)%	9.2%	96.7%	0.4%
Other Markets	1.9%	8.1%	(0.5)%	6.6%	96.8%	0.2%
Total	**2.5%**	**3.7%**	**2.0%**	**100.0%**	**96.8%**	**0.2%**

[1] Based on 2Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in the Second Quarter 2024 versus the First Quarter 2024

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.1%	(1.5)%	0.7%	31.0%	96.6%	(0.5)%
Mid-Atlantic	0.8%	0.6%	0.9%	20.6%	97.1%	(0.2)%
Northeast	0.9%	(5.2)%	4.4%	18.5%	97.2%	(0.1)%
Southeast	0.7%	(0.7)%	1.4%	14.1%	96.6%	(0.3)%
Southwest	0.7%	0.4%	0.9%	9.2%	96.7%	0.1%
Other Markets	0.9%	(0.6)%	1.5%	6.6%	96.8%	(0.3)%
Total	**0.6%**	**(1.5%)**	**1.6%**	**100.0%**	**96.8%**	**(0.2)%**

[1] Based on 2Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results for YTD 2024 versus YTD 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YTD YOY Change in Occupancy
West	3.0%	5.3%	2.2%	31.4%	96.9%	0.6%
Mid-Atlantic	4.1%	6.1%	3.2%	20.9%	97.2%	0.4%
Northeast	3.9%	7.8%	2.0%	18.4%	97.3%	0.2%
Southeast	1.5%	2.8%	0.9%	14.2%	96.7%	0.5%
Southwest	0.2%	1.5%	(0.6)%	8.8%	96.7%	0.3%
Other Markets	2.2%	9.9%	(0.6)%	6.3%	97.0%	0.2%
Total	**2.8%**	**5.4%**	**1.7%**	**100.0%**	**97.0%**	**0.5%**

[1] Based on YTD 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for YTD 2024.

Development Activity

During the quarter, the Company completed the development of 101 N. Meridian, a $134.0 million, 330-home apartment community in Tampa, FL. At the end of the second quarter, the Company had no projects in its active development pipeline.

Developer Capital Program ("DCP") Portfolio Activity

At the end of the second quarter, the Company had funded $483.8 million, or 99.8 percent, of its $484.7 million of DCP commitments. These investments carry a contractual weighted average 10.0 percent rate of return and have a weighted average remaining term of 2.4 years.

Subsequent to quarter-end, the Company,

- Received a $17.2 million partial paydown of its preferred equity DCP investment in Vernon Boulevard, a 534-home apartment community recently developed in Queens, NY. In conjunction with the paydown, the Company's remaining $50.0 million preferred equity investment will earn a contractual 11.0 percent rate of return, which was adjusted lower from a previous 13.0 percent rate of return to reflect the reduced risk in UDR's investment.

- Funded $25.9 million and is under contract to fund an additional $9.1 million as part of a preferred equity DCP portfolio investment in four stabilized communities as part of a recapitalization, which is summarized below.

Community / Type	Location (MSA)	Apartment Homes	Investment Type	Commitment ($ millions)	Last Dollar LTV[1]	Rate of Return
Stabilized Portfolio / Recapitalization	Portland, OR	818	Preferred Equity	$35.0	75%	10.75%

[1] The capital structure for this portfolio includes, in order of seniority, senior loans that represent approximately 57.5 percent of property value, UDR's preferred equity investment that represents the next approximately 17.5 percent of property value, and sponsor equity representing the remaining approximately 25 percent of property value, with these percentages based on the transaction price.

Capital Markets and Balance Sheet Activity

The Company's total indebtedness as of June 30, 2024 was $5.8 billion with only $290.3 million, or 5.4 percent of total consolidated debt, maturing through 2025, including principal amortization and excluding amounts on the Company's commercial paper program and working capital credit facility. As of June 30, 2024, the Company had $946.2 million in liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details on projected capital sources and uses.

In the table below, the Company has presented select balance sheet metrics for the quarter ended June 30, 2024 and the comparable prior year period.

	Quarter Ended June 30		
Balance Sheet Metric	2Q 2024	2Q 2023	Change
Weighted Average Interest Rate	3.38%	3.21%	0.17%
Weighted Average Years to Maturity[1]	5.2	6.3	(1.1)
Consolidated Fixed Charge Coverage Ratio	5.0x	5.0x	0.0x
Consolidated Debt as a percentage of Total Assets	32.7%	31.9%	0.8%
Consolidated Net Debt-to-EBITDAre[2]	5.7x	5.5x	0.2x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 5.3 years with and without extensions for 2Q 2024 and 6.4 years with and without extensions for 2Q 2023.

(2) Defined as EBITDAre - adjusted for non-recurring items. A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Corporate Responsibility

As previously announced, subsequent to quarter-end, the Company was named as a 2024 Top Workplaces winner in the Real Estate Industry. This distinction reflects the Company's ongoing commitment to fostering an innovative culture and engaging associate experience.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the second quarter 2024 in the amount of $0.425 per share. The dividend will be paid in cash on July 31, 2024 to UDR common shareholders of record as of July 10, 2024. The second quarter 2024 dividend will represent the 207th consecutive quarterly dividend paid by the Company on its common stock.

Supplemental Financial Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company, which is available on the Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on July 31, 2024, to discuss second quarter 2024 results as well as high-level views for 2024. The webcast will be available on the Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through August 31, 2024, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13747589, when prompted for the passcode. A replay of the call will also be available on the Investor Relations section of the Company's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

The full text of the earnings report and related quarterly Supplement will be available on the Investor Relations section of the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "outlook," "guidance," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, rising interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and DCP investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.
UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of June 30, 2024, UDR owned or had an ownership position in 60,126 apartment homes. For over 52 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.